SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 22 May 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 May 2026
           re: Director/PDMR Shareholding

22 May 2026

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2025 Annual Report and Accounts published on 13 February 2026. The 2025 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

LONG TERM INCENTIVE PLAN ('LTIP') AWARDS
On 21 May 2026, LTIP awards were made under the rules of the Group's Long Term Incentive Plan to the PDMRs listed in the table below.

Executive Directors
In line with the disclosure in the 2025 Annual Report and Accounts, LTIP awards to Executive Directors, Charlie Nunn and William Chalmers, were granted following approval of the new Directors' Remuneration Policy at the Group's 2026 Annual General Meeting on 14 May 2026.

These awards have been made by reference to the same grant date, grant price and performance measures as those used for the Group's other LTIP participants in March 2026, as previously disclosed on 5 March 2026.

The awards for Charlie Nunn and William Chalmers will vest in two tranches: 75% after three years, subject to a two-year post-vesting holding period, and 25% after four years, subject to a one-year post-vesting holding period.

Newly appointed PDMRs
On 21 May 2026, LTIP awards were also granted to newly appointed PDMRs, Amanda Murphy and John Langley, who joined the Group during 2026.

These awards have been made by reference to the same grant date, grant price and performance measures as those used for the Group's other LTIP participants in March 2026.

These awards will vest in two tranches: 75% after three years and 25% after four years with no holding period.
Name	Shares
Charlie Nunn William Chalmers	6,685,044 3,837,506
John Langley	2,430,251
Amanda Murphy	1,458,151

DIVIDEND REINVESTMENT PLAN SHARE ACQUISITIONS
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the final dividend in respect of the year ended 31 December 2025 paid by the Group on 19 May 2026.

Name	Shares
Kate Cheetham	1,082
Sharon Doherty	35
Stephen Shelley	2,037
Jasjyot Singh	43,758

EXERCISE OF OPTIONS TO ACQUIRE SHARES
Ron van Kemenade acquired 99,631 Shares following the exercise of share buyout awards (for nil consideration) on 21 May 2026. The number of Shares acquired is after the settlement of income tax and national insurance contributions. The Shares are subject to a holding period, in line with the period applicable to the awards from his previous employer which were bought out.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Incentive Plan - 2026 award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	6,685,044

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Incentive Plan - 2026 award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	3,837,506

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Langley
2	Reason for the notification
a)	Position/status	CEO, Corporate & Institutional Banking
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Incentive Plan - 2026 award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	2,430,251

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amanda Murphy
2	Reason for the notification
a)	Position/status	CEO, Business & Commercial Banking
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Incentive Plan - 2026 award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,458,151

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Cheetham
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Company Secretary
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2025 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.9667	1,082

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sharon Doherty
2	Reason for the notification
a)	Position/status	Chief People & Places Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2025 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.9667	35

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2025 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.9667	2,037

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jasjyot Singh
2	Reason for the notification
a)	Position/status	CEO, Consumer Relationships
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2025 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.9667	98

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-19
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2025 on Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.967942	43,660

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of share awards on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	99,631

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-05-21
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

 Date: 22 May 2026